                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                    FORM 6-K



                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



                          FOR THE MONTH OF JULY, 2000.



                                 CNH GLOBAL N.V.

                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                               WORLD TRADE CENTER
                               TOWER B, 10TH FLOOR
                                AMSTERDAM AIRPORT
                                 THE NETHERLANDS

                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)



                 (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                 Form 20-F       X      Form 40-F
                            -----------            ------------

                 (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                 Yes                No        X
                      -----------        -----------

                 (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
        82- _______.)

                                                                      [CNH LOGO]


                            NEWS RELEASE



                            For Immediate Release

                            CNH REPORTS SECOND QUARTER RESULTS



            For more        -      Second quarter operating earnings were $144
information contact:               million, versus $206 million for the second
                                   quarter of 1999, on a pro forma basis.


William B. Masterson        -      Net loss, before goodwill and restructuring,
     01 262 636 5793               of $12 million, or $.08 per share.


                            - Revenues of $2.9 billion were down slightly from the second quarter of 1999, on a pro forma basis, reflecting significant unfavorable foreign exchange impacts.


                            - Major steps in CNH's merger integration plan announced to reduce global headcount and achieve projected annual savings of at least $500 million by 2003.


                            Racine, Wisconsin (July 25, 2000) - CNH Global (N:CNH) today reported operating earnings of $144 million for the second quarter of 2000, compared with $206 million for the second quarter of 1999, on a pro forma basis. The company recorded a net loss, before goodwill and restructuring, of $12 million, or $.08 per share, for the second quarter of 2000. In the prior year period, the company recorded net income, before goodwill and restructuring, of $68 million, or $.46 per share, on a pro forma basis. Including the impact of goodwill, the company had a second quarter net loss before restructuring of $30 million, or $.20 per share, versus net income before restructuring, on a pro forma basis, of $51 million, or $.34 per share.


                            Revenues for the second quarter were $2.9 billion, down slightly from the same period last year, on a pro forma basis. The decline was a result of unfavorable foreign exchange impacts, which negatively affected second quarter sales by $150 million, compared to 1999.


                            "We are taking a number of actions to maximize our operating performance in light of weaker retail sales of agricultural equipment in North America," said Jean-Pierre Rosso, chairman and chief executive officer. "However, we are continuing to see the impact of higher interest rates and unfavorable foreign exchange on our bottom line.

                            "We have completed or announced major steps in our merger integration process, which we expect to deliver at least $500 million in annual savings by 2003," Rosso added.


                            Second quarter results reflect cost reductions achieved through merger integration activities and ongoing cost initiatives, as compared to the prior year on a pro forma basis. In addition, pricing continued to be slightly positive and the company recorded a gain on the previously planned sale of a components business in Europe. These were offset by economic cost increases and a significant negative foreign exchange impact, along with the items cited by the company on June 21, 2000, including lower sales volumes and product mix, higher loan loss provisions, a writedown of product inventory in Brazil, and the impact of higher interest rates for both the equipment and financial services businesses.


                            For the first six months of 2000, CNH had operating earnings of $188 million, compared to $253 million in the same period last year, on a pro forma basis. The company had a net loss, before goodwill and restructuring, of $49 million, or $.33 per share, for the first six months of 2000, versus net income, before goodwill and restructuring, of $31 million, or $.21 per share, on a pro forma basis. Including the impact of goodwill, the company had a first half net loss before restructuring of $84 million, or $.56 per share, versus a net loss before restructuring, on a pro forma basis, of $3 million, or $.02 per share.


                            Revenues for the first six months were $5.5 billion, compared to $5.7 billion in the same period last year, on a pro forma basis. In the first half of the year, unfavorable foreign exchange rates negatively impacted revenues, compared to 1999.


                            Consistent with its business and market outlook, the company expects third quarter results, before restructuring and goodwill, to be a loss of approximately $.25 per share, compared to a loss of $.09 per share, before restructuring and goodwill, for the third quarter of 1999, on a pro forma basis. The third quarter of 2000 reflects an increased number of common shares outstanding at the beginning of the period. For the full year, the company continues to expect to be moderately unprofitable, before restructuring and goodwill, and anticipates that its results will be better than 1999, on a pro forma basis.


                            MERGER INTEGRATION PLAN COMPLETED, ACTIONS ANNOUNCED CNH recently announced significant elements of its merger integration plan. These include the closure of three manufacturing facilities in North America and one in Europe. In addition, the company intends to sell two facilities in North America and has completed the sale of a





                            - Page 2
                            components business in Europe. The sale of these facilities is a result of the company's plan to further increase outsourcing of non-core components from its facilities around the world. The transfer of production at the affected facilities to new locations will be timed with the introduction of new global product platforms.


                            Manufacturing of some product lines will be transferred within CNH as part of the merger integration plan. Hay and forage equipment will be transferred from the Grand Island, Nebraska, facility to the Belleville, Pennsylvania, plant, while skid steers will be moved from Belleville to the Wichita, Kansas, facility, where Case skid steer lines are currently manufactured.


                            In total, these integration consolidation actions will result in a global workforce reduction of approximately 1,800 employees.


                            The company expects to announce further actions later this year in other regions of the world.


                            In addition, divestiture of certain company plants and operations, which are in accordance with the conditions under which regulatory agencies in North America and Europe approved the business merger of Case and New Holland, are expected to reduce CNH's global headcount by approximately 1,700. These include the previously announced divestiture agreements for CNH facilities in Winnipeg, Canada; Hesston, Kansas; Breganze, Italy; and Manchester, England. The company continues to pursue the divestiture of its operations in Doncaster, England.


                            In combination with previous integration actions taken by the company, these announced steps, when completed, would reduce CNH's global workforce by approximately 5,000 people.


                            CNH EQUITY FINANCING MOVES INCREASE SHARE COUNT
                            On June 30, 2000, a $1.4 billion advance to capital from Fiat that was part of the original financing of New Holland's purchase of Case Corporation, was converted into CNH common shares. This resulted in the issuance of 127,918,782 additional shares of common stock, bringing the total number of shares outstanding to 277,503,782.


                            On July 3, 2000, the company commenced a share rights offering, under which shareholders of record as of June 30, 2000, are eligible to purchase
                            1.2021154 shares for every one share of common stock that they own, at a price of $10.9444 for each additional share purchased. The subscription period for this offering concludes on August 4, 2000,

                            - Page 3
                            and could result in an increase in the number of common shares outstanding.

                            WORLDWIDE RETAIL EQUIPMENT SALES
                            Worldwide retail unit sales of CNH agricultural equipment were slightly lower than the company's combined sales in the second quarter of 1999, compared to no change in industry sales. In North America, CNH sales of large agricultural equipment were negatively impacted by uncertainty surrounding the divestiture of New Holland's large row-crop and four-wheel-drive tractor business, as well as industry expectations of a new line of Case IH four-wheel drive tractors, and new products launched by competitors. As a result, sales of CNH high-horsepower tractors were lower than in the previous period. The industry was lower in four-wheel drives, but reported gains in row-crop tractors. CNH sales of combines were down in North America, while the industry was unchanged from the second quarter of 1999. However, retail sales of CNH combines worldwide exceeded industry gains on the strength of its global markets. In Europe, CNH agricultural equipment sales were lower, in line with the industry, reflecting uncertainty around the divestiture of its Doncaster, England, operations. In Latin America, sales were higher, while the industry declined. In other markets around the world, CNH reported strong gains in retail sales, while the market declined.


                            Retail unit sales of CNH construction equipment kept pace with the industry in North America, while sales in Europe and Latin America were lower than the industry. In North America, the industry and CNH were slightly lower than the strong levels of 1999, while in Europe, the market increased in the second quarter, fueled by economic growth and building on the strong performance of last year. In Latin America, retail sales of CNH skid steers grew at a rapid pace, but the growth was more than offset by lower sales of heavy construction equipment. In other markets around the world, CNH retail sales were up substantially, far exceeding the industry.


                            FINANCIAL SERVICES
                            CNH Capital, the financial services unit of CNH Global, reported net income of $13 million for the second quarter of 2000, compared to $30 million for the same period last year, on a pro forma basis. Net income for the first half was $27 million, compared to $60 million in the comparable period last year, on a pro forma basis. The year-over-year decrease in net income is attributable to increased loan loss provisions in its core equipment and diversified portfolios as well as integration costs and lower margins on receivables and lower gains on asset-backed securitizations resulting from a rising interest rate environment.

                            - Page 4

                            Sustained weakness in the farm economy continues to put pressure on the large agricultural equipment segment of the business. During the quarter, CNH Capital increased its loan loss provisions in North America due to the prolonged weakness in this sector.


                            CNH Capital's managed portfolio increased to $11.8 billion, up more than 14 percent as compared to the prior year, on a combined basis. The company's geographic expansion and diversification initiatives accounted for a portion of this growth, along with the transfer of CNH U.S. wholesale receivables to CNH Capital's managed portfolio.


                            During the quarter, CNH Capital acquired U.S. wholesale receivables from the Case business, consistent with New Holland's business practice. A related asset-back securitization program was also transferred during the quarter. As a result of these actions, CNH Capital's net assets increased by $257 million by June 30, 2000.


                            CNH Capital continues to execute its growth strategy. Significant progress was made during the period toward establishing a pan-European bank with headquarters in Ireland. Plans also include opening branch offices in the company's major markets throughout Western Europe by 2002.


                            "We're pleased with the progress we continue to make toward growing our business in all regions of the world, despite significant market pressures in our core business," stated Ted R. French, chairman, CNH Capital. "We're committed to leveraging our strength as one of the world's largest equipment finance businesses to ensure that financing is available for our equipment customers in all regions of the world."


                            In financial services, the current pressure from higher interest rates is expected to continue during 2000. Over time, the company can incorporate rate changes into its pricing, but until they stabilize, higher interest rates are expected to negatively impact earnings.


                            MARKET OUTLOOK
                            The outlook for CNH's agricultural equipment and construction equipment markets is consistent with statements made by the company on June 21, 2000. This is being driven by the global impact of lower commodity prices and the anticipated effect of higher interest rates on construction activity in North America. In addition, rising interest rates and unfavorable foreign exchange continue to adversely impact the company's equipment and financial services operations.

                            - Page 5

                            Recently improved growing conditions have reduced the outlook for increased commodity prices this year. These factors have been particularly strong in North America, resulting in significantly lower industry sales of four-wheel drive tractors and combines through the first six months of 2000. As a result, CNH expects North American industry sales of large agricultural equipment to decline by approximately 10 to 15 percent this year as compared to 1999. CNH sales through the first half of 2000 have been impacted by customer and dealer uncertainty regarding the availability of products that the company agreed to divest as conditions for regulatory approval of the business merger of New Holland and Case Corporation. In addition to these demand factors, market conditions have made it increasingly difficult for the company to realize planned pricing increases this year. The company expects these conditions to continue for the balance of the year. In its other markets around the world, the company expects the industry to be moderately lower than 1999.


                            In its construction equipment business, the company expects slightly lower industry sales in North America, compared to the strong levels of last year, due to the impact of higher interest rates on construction activity. The company now expects overall construction activity in North America to be slightly lower for the balance of 2000, particularly in the housing sector. In Europe, the sales outlook remains slightly higher than last year due to stronger market conditions. In Latin America and other markets around the world, the company continues to expect significant sales improvement compared to relatively low 1999 levels as a result of more stable economic conditions. The gains in Europe, Latin America and the rest of the world are expected to offset the anticipated decline in North America.


                            With strong global brands, CNH is a leader in the agricultural equipment, construction equipment and financial services industries and had combined 1999 revenues of approximately $11 billion. CNH sells its products in 160 markets through a network of more than 10,000 dealers and distributors. CNH products are sold under the following brands: Case, Case IH, Fiatallis, Fiat-Hitachi, Link-Belt earth-moving equipment, New Holland, New Holland Construction, O&K and Steyr.



                            FORWARD LOOKING STATEMENTS
                            The information included in this news release contains forward-looking statements and involves risk and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. The company's outlook is predominantly based on its interpretation of what it considers key economic assumptions. Crop production and commodity prices are strongly affected by weather and can fluctuate significantly. Housing starts and other construction activity are sensitive

                            - Page 6
                            to interest rates and government spending. Some of the other significant factors for the company include general economic and capital market conditions, the cyclical nature of our business, currency exchange rate movements, our hedging practices, the company's and its customers' access to credit, political uncertainty and civil unrest in various areas of the world, pricing, product initiatives and other actions taken by competitors, disruptions in production capacity, excess inventory levels, the effect of changes in laws and regulations (including government subsidies and international trade regulations), the effect of conversion to the Euro, technological difficulties, changes in environmental laws, and employee and labor relations. Additionally, CNH's achievement of the anticipated benefits of the merger of New Holland and Case, including the realization of expected annual operating synergies, depends upon, among other things, its ability to integrate effectively the operations and employees of New Holland and Case, and to execute its multi-branding strategy. Further information concerning factors that could significantly impact expected results is included in the following sections of the company's Form 20-F for 1999, as filed with the Securities and Exchange Commission: Business--Business Strategy, Employees, Environmental Matters, Seasonality and Production Schedules and Competition; Legal Proceedings; and Management's Discussion and Analysis of Financial Condition and Results of Operations.





                                                   ###



                            - Page 7

                                 CNH GLOBAL N.V.
                             Revenues and Net Sales
                                  June 30, 2000
                        (Unaudited - Dollars in Millions)


                                          THREE MONTHS ENDED                 SIX MONTHS ENDED
                                  -------------------------------   -------------------------------
                                    2000        1999         %        2000       1999          %
                                   ACTUAL     PRO FORMA    CHANGE    ACTUAL    PRO FORMA     CHANGE
                                   ------     ---------    ------    ------    ---------     ------

Revenues:
     Net sales
         Agricultural equipment   $ 1,717    $ 1,784         (4%)   $ 3,193    $ 3,279        (3%)
         Construction equipment     1,006      1,069         (6%)     1,953      1,993        (2%)
                                  -------    -------                -------    -------
               Total net sales      2,723      2,853         (5%)     5,146      5,272        (2%)

     Financial services               204        199          3%        390        388         1%
     Eliminations and other           (33)        (6)                   (34)        (9)
                                  -------    -------                -------    -------

     Total revenues               $ 2,894    $ 3,046         (5%)   $ 5,502    $ 5,651        (3%)
                                  =======    =======                =======    =======

Net sales:
     North America                $ 1,219    $ 1,214       --       $ 2,344    $ 2,312         1%
     Western Europe                 1,026      1,196        (14%)     1,954      2,162       (10%)
     Latin America                    151        158         (4%)       300        300      --
     Rest of World                    327        285         15%        548        498        10%
                                  -------    -------                -------    -------

     Total net sales              $ 2,723    $ 2,853         (5%)   $ 5,146    $ 5,272        (2%)
                                  =======    =======                =======    =======

                                 CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                        (Millions, except per share data)
                                   (Unaudited)


                                                                                                 EQUIPMENT            FINANCIAL
                                                                           CONSOLIDATED          OPERATIONS           SERVICES
                                                                        Three Months Ended   Three Months Ended  Three Months Ended
                                                                              June 30,             June 30,            June 30,
                                                                        ------------------   ------------------  ------------------
                                                                          2000       1999      2000      1999       2000      1999
                                                                         Actual   Pro Forma   Actual  Pro Forma    Actual Pro Forma
                                                                         ------   ---------   ------  ---------    ------ ---------
Revenues
    Net sales                                                           $ 2,723    $ 2,853   $ 2,723    $ 2,853   $  --     $  --
    Finance and interest income                                             171        193        14         23       204       199
                                                                        -------    -------   -------    -------   -------    ------
 Total                                                                    2,894      3,046     2,737      2,876       204       199
-----------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                                    2,219      2,308     2,219      2,308      --        --
    Selling, general and administrative                                     343        310       280        279        65        31
    Research and development                                                 87         89        87         89      --        --
    Restructuring charge                                                      1          2         1          2      --        --
    Interest expense                                                        213        208       155        137       103       100
    Other, net                                                               36         53        19         33        17        20
                                                                        -------    -------   -------    -------   -------    ------
 Total                                                                    2,899      2,970     2,761      2,848       185       151
-----------------------------------------------------------------------------------------------------------------------------------

 Equity in income (loss) of unconsolidated subsidiaries and affiliates:
    Financial Services                                                        2       --          13         30         2      --
    Equipment Operations                                                      2         12         2         12      --        --
-----------------------------------------------------------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest                            (1)        88        (9)        70        21        48
 Income tax provision (benefit)                                              27         35        19         17         8        18
 Minority interest                                                            3          3         3          3       --       --
-----------------------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                                      $   (31)   $    50   $   (31)   $    50   $    13   $    30
                                                                        =======    =======   =======    =======   =======   =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                               $ (0.08)   $ 0.46
    EPS before restructuring                                            $ (0.20)   $ 0.34
    EPS                                                                 $ (0.21)   $ 0.34

See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)

                                                                                 EQUIPMENT           FINANCIAL
                                                          CONSOLIDATED           OPERATIONS          SERVICES
                                                        Six Months Ended     Six Months Ended     Six Months Ended
                                                            June 30,              June 30,            June 30,
                                                      -------------------   -------------------   -----------------
                                                       2000       1999       2000       1999      2000      1999
                                                      Actual    Pro Forma   Actual    Pro Forma   Actual  Pro Forma
                                                      ------    ---------   ------    ---------   ------  ---------
Revenues
    Net sales                                         $ 5,146    $ 5,272    $ 5,146    $ 5,272    $  --     $  --
    Finance and interest income                           356        379         42         50        390       388
                                                      -------    -------    -------    -------    -------   -------
 Total                                                  5,502      5,651      5,188      5,322        390       388
-------------------------------------------------------------------------------------------------------------------

 Costs and Expenses
    Cost of goods sold                                  4,262      4,324      4,262      4,324       --        --
    Selling, general and administrative                   649        641        540        579        111        62
    Research and development                              176        180        176        180       --        --
    Restructuring charge                                    9          7          9          7       --        --
    Interest expense                                      419        403        293        268        200       194
    Other, net                                             85         90         47         53         38        37
                                                      -------    -------    -------    -------    -------   -------
 Total                                                  5,600      5,645      5,327      5,411        349       293
-------------------------------------------------------------------------------------------------------------------

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                      2       --           27         60          2      --
    Equipment Operations                                    2          8          2          8       --        --
-------------------------------------------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest         (94)        14       (110)       (21)        43        95
 Income tax provision (benefit)                            (8)        21        (24)       (14)        16        35
 Minority interest                                          4          1          4          1       --        --
-------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                    $   (90)   $    (8)   $   (90)   $    (8)   $    27   $    60
                                                      =======    =======    =======    =======    =======   =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring             $ (0.33)   $  0.21
    EPS before restructuring                          $ (0.56)   $ (0.02)
    EPS                                               $ (0.60)   $ (0.05)

 See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                     CONDENSED CONSOLIDATED BALANCE SHEETS
                                   (Millions)
                                  (Unaudited)

                                                                             EQUIPMENT            FINANCIAL
                                                     CONSOLIDATED            OPERATIONS           SERVICES
                                               ---------------------- ---------------------- ---------------------
                                               June 30,   December 31,  June 30, December 31, June 30, December 31,
                                                 2000        1999         2000      1999       2000       1999
                                               --------   ----------- ---------  -----------  -------- -----------
Assets
  Cash and cash equivalents                    $   509     $   466    $   456    $   387     $    53      $    79
  Accounts, notes receivable and other - net     7,628       7,173      2,684      2,546       5,419        4,768
  Inventories                                    2,446       2,422      2,446      2,422        --           --
  Property, plant and equipment - net            1,784       1,875      1,775      1,867           9            8
  Equipment on operating leases - net              593         557       --         --           593          557
  Investment in Financial Services                --          --        1,106      1,080        --           --
  Investments in unconsolidated affiliates         287         328        263        305          24           23
  Goodwill and intangibles                       3,439       3,495      3,286      3,338         153          157
  Other assets                                   1,513       1,362      1,112        983         471          417
                                               -------     -------    -------    -------     -------      -------
 Total Assets                                  $18,199     $17,678    $13,128    $12,928     $ 6,722      $ 6,009
                                               =======     =======    =======    =======     =======      =======

------------------------------------------------------------------------------------------------------------------

Liabilities and Equity
  Short-term debt                              $ 4,085     $ 4,953    $ 2,580    $ 3,879     $ 1,899      $ 1,160
  Accounts payable                               1,488       1,362      1,473      1,373          45           28
  Long-term debt                                 5,865       4,558      2,516      1,098       3,363        3,474
  Subordinated advance to capital                 --         1,400       --        1,400        --           --
  Accrued and other liabilities                  3,899       3,695      3,697      3,468         309          267
                                               -------     -------    -------    -------     -------      -------
                                                15,337      15,968     10,266     11,218       5,616        4,929
  Equity                                         2,862       1,710      2,862      1,710       1,106        1,080
                                               -------     -------    -------    -------     -------      -------
 Total Liabilities and Equity                  $18,199     $17,678    $13,128    $12,928     $ 6,722      $ 6,009
                                               =======     =======    =======    =======     =======      =======
------------------------------------------------------------------------------------------------------------------





  See Notes to Interim Financial Statements.

                                CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                       (Millions, except per share data)
                                  (Unaudited)


                                                                                 EQUIPMENT             FINANCIAL
                                                         CONSOLIDATED           OPERATIONS             SERVICES
                                                       Three Months Ended   Three Months Ended    Three Months Ended
                                                            June 30,              June 30,            June 30,
                                                       ------------------   ------------------    ------------------
                                                       2000        1999      2000        1999      2000      1999
                                                       CNH     New Holland   CNH     New Holland   CNH   New Holland
                                                       ---     -----------   ---     -----------   ---   -----------
Revenues
    Net sales                                         $ 2,723    $ 1,507   $ 2,723    $ 1,507   $  --     $  --
    Finance and interest income                           171         62        14       --         204        87
                                                      -------    -------   -------    -------   -------   -------
 Total                                                  2,894      1,569     2,737      1,507       204        87
------------------------------------------------------------------------------------------------------------------------------------

 Costs and Expenses
    Cost of goods sold                                  2,219      1,194     2,219      1,194      --        --
    Selling, general and administrative                   343        147       280        134        65        13
    Research and development                               87         43        87         43      --        --
    Restructuring charge                                    1          2         1          2      --        --
    Interest expense                                      213         56       155         31       103        50
    Other, net                                             36          1        19       --          17         1
                                                      -------    -------   -------    -------   -------   -------
 Total                                                  2,899      1,443     2,761      1,404       185        64
------------------------------------------------------------------------------------------------------------------------------------

 Equity in income (loss) of unconsolidated
   subsidiaries and affiliates:
    Financial Services                                      2       --          13         15         2      --
    Equipment Operations                                    2          8         2          8      --        --
------------------------------------------------------------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest          (1)       134        (9)       126        21        23
 Income tax provision (benefit)                            27         45        19         37         8         8
 Minority interest                                          3          3         3          3      --        --
------------------------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                    $   (31)   $    86   $   (31)   $    86   $    13   $    15
                                                      =======    =======   =======    =======   =======   =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring             $ (0.08)   $  0.59
    EPS before restructuring                          $ (0.20)   $  0.58
    EPS                                               $ (0.21)   $  0.58

 See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                        CONSOLIDATED STATEMENTS OF INCOME
                        (Millions, except per share data)
                                   (Unaudited)


                                                                                                 EQUIPMENT            FINANCIAL
                                                                            CONSOLIDATED         OPERATIONS            SERVICES
                                                                         Six Months Ended     Six Months Ended     Six Months Ended
                                                                              June 30,            June 30,              June 30,
                                                                        ------------------   ------------------    -----------------
                                                                        2000       1999      2000       1999       2000     1999
                                                                        CNH    New Holland   CNH    New Holland    CNH  New Holland
                                                                        ----   -----------   ----   -----------    ---- ------------
Revenues
    Net sales                                                          $ 5,146    $ 2,842    $ 5,146    $ 2,842    $  --    $  --
    Finance and interest income                                            356        119         42       --          390      172
                                                                       -------    -------    -------    -------    -------  -------
 Total                                                                   5,502      2,961      5,188      2,842        390      172
------------------------------------------------------------------------------------------------------------------------------------
 Costs and Expenses
    Cost of goods sold                                                   4,262      2,258      4,262      2,258       --       --
    Selling, general and administrative                                    649        303        540        276        111       27
    Research and development                                               176         85        176         85       --       --
    Restructuring charge                                                     9          7          9          7       --       --
    Interest expense                                                       419         99        293         56        200       96
    Other, net                                                              85        (10)        47        (11)        38        1
                                                                       -------    -------    -------    -------    -------  -------
 Total                                                                   5,600      2,742      5,327      2,671        349      124
------------------------------------------------------------------------------------------------------------------------------------

 Equity in income (loss) of unconsolidated subsidiaries and affiliates:
    Financial Services                                                       2       --           27         31          2     --
    Equipment Operations                                                     2          8          2          8       --       --
------------------------------------------------------------------------------------------------------------------------------------

 Income (loss) before taxes and minority interest                          (94)       227       (110)       210         43       48
 Income tax provision (benefit)                                             (8)        79        (24)        62         16       17
 Minority interest                                                           4          2          4          2       --       --
------------------------------------------------------------------------------------------------------------------------------------

 Net income (loss)                                                     $   (90)   $   146    $   (90)   $   146    $    27  $    31
                                                                       =======    =======    =======    =======    =======  =======
 Basic and diluted earnings (loss) per share (EPS):
    EPS before goodwill and restructuring                              $ (0.33)   $  1.03
    EPS before restructuring                                           $ (0.56)   $  1.01
    EPS                                                                $ (0.60)   $  0.98

 See Notes to Interim Financial Statements.

                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements

(1) CNH Global N.V. combines the operations of New Holland N.V. ("New Holland") and Case Corporation ("Case") as a result of their business merger on November 12, 1999 ("the merger date"). Effective with the closing of the merger, New Holland changed its name to CNH Global N.V. ("CNH" or "the Company").

     The accompanying financial statements reflect the consolidated results of CNH and its consolidated subsidiaries and have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. Prior to the merger date, New Holland presented its consolidated financial statements in accordance with International Accounting Standards, or IAS. CNH has presented New Holland's historical financial results in U.S. GAAP, and certain reclassifications have been made to conform the historical financial statements to the CNH presentation. The accompanying financial statements reflect the historical operating results of New Holland in accordance with U.S. GAAP, including the results of operations of Case since the merger date.

     CNH has prepared the accompanying unaudited pro forma income statement data to illustrate the estimated effects of the acquisition of Case by New Holland as if this transaction had occurred as of January 1, 1999. The pro forma data reflects the impact of the fair market value adjustments to the Case assets and liabilities acquired, as well as incremental interest expense for the related merger financing. These adjustments are being amortized over the periods estimated to be benefited and primarily include additional depreciation of fixed assets and the amortization of (i) the fair value adjustments for acquired receivables and inventories, (ii) identifiable intangibles, and (iii) goodwill.

     CNH has presented the accompanying unaudited pro forma financial data for illustrative purposes only. This pro forma data is based on a preliminary allocation of the purchase price and is not necessarily indicative of (i) the results of operations that would have occurred had the transaction been effective as of January 1, 1999, or (ii) the results of operations that CNH will attain in the future. In addition, the pro forma financial data does not reflect any synergies, cost savings or restructuring actions that may occur as a result of the merger.

     The supplemental financial information captioned "Equipment Operations" includes the results of operations of CNH's agricultural and construction equipment operations, with the Company's financial services businesses reflected on the equity basis. The supplemental financial information captioned "Financial Services" reflects the consolidation of CNH's credit subsidiaries.


(2) New Holland acquired Case for approximately $4.6 billion in cash, including related costs and expenses. CNH financed the acquisition with total borrowings of $3.0 billion under short-term credit facilities, a subordinated advance to capital of $1.4 billion from Fiat Netherlands Holding N.V., formerly New Holland Holdings N.V., a wholly owned subsidiary of Fiat S.p.A., and available cash of $200 million. This acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to the assets and liabilities of Case based upon their respective estimated fair values, including identifiable intangibles, with the remainder allocated to goodwill.

     The allocation of purchase price resulted in goodwill of approximately $2.4 billion. Goodwill allocated to Case's equipment operations of approximately $2.3 billion is being amortized on a straight-line basis over 30 years. Goodwill allocated to Case's financial services operations of approximately $100 million is being amortized on a straight-line basis over 20 years.

     In connection with the acquisition, CNH management is assessing and formulating a plan to integrate the operations of the Case and New Holland businesses. As the plan is completed and management commits to the activities of the plan, the Company anticipates that it will (i) record additional adjustments to goodwill for identified actions relative to the Case business, and (ii) incur charges beginning in 2000 to exit certain activities and to further restructure CNH operations.

(3) CNH has three reportable operating segments: agricultural equipment, construction equipment and financial services. CNH evaluates segment performance based on operating earnings. CNH defines operating earnings as the income of Equipment Operations before interest, taxes and restructuring charges, including the income of Financial Services on an equity basis. A reconciliation of Equipment Operations' net income (loss) to operating earnings is as follows (in millions):

                                                 Three Months Ended June 30,              Six Months Ended June 30,
                                             -------------------------------------    -----------------------------------
                                                                   1999                                    1999
                                                          ------------------------                -----------------------
                                               2000          Pro           New          2000         Pro          New
                                              Actual        Forma        Holland       Actual       Forma       Holland
                                             ---------    ---------     ----------    --------    ---------    ----------
Net income (loss)                             $ (31)        $  50          $  86        $ (90)      $  (8)        $ 146
Income tax provision (benefit)                   19            17             37          (24)        (14)           62
Interest expense                                155           137             31          293         268            56
Restructuring charge                              1             2              2            9           7             7
                                              -----         -----          -----        -----       -----         -----
    Operating earnings                        $ 144         $ 206          $ 156        $ 188       $ 253         $ 271
                                              =====         =====          =====        =====       =====         =====

         The following summarizes operating earnings by segment (in millions):

                                                 Three Months Ended June 30,              Six Months Ended June 30,
                                             -------------------------------------    -----------------------------------
                                                                   1999                                    1999
                                                          ------------------------                -----------------------
                                               2000          Pro           New          2000         Pro          New
                                              Actual        Forma        Holland       Actual       Forma       Holland
                                             ---------    ---------     ----------    --------    ---------    ----------
Agricultural equipment                        $  37         $  80          $ 102        $   5       $  39         $ 175
Construction equipment                           94            96             39          156         154            65
Financial services                               13            30             15           27          60            31
                                              -----         -----          -----        -----       -----         -----
    Operating earnings                        $ 144         $ 206          $ 156        $ 188        $253         $ 271
                                              =====         =====          =====        =====       =====         =====


(4)      The Company's effective income tax rates were 8.5% and 34.8% for the first six months of 2000 and 1999, respectively. The tax rates differ from the Dutch statutory rate of 35% primarily due to differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit is recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses. On a pro forma basis, the Company's 1999 effective tax rate of 150.0%
         was primarily impacted by differences in the geographical mix of profits, losses in jurisdictions for which no immediate tax benefit was recognizable, non-deductible expenses and changes in valuation reserves attributable to prior-year losses.


(5)      Earnings (loss) per common share ("EPS")
              (in millions, except per share data):
                                                   Three Months Ended June 30,               Six Months Ended June 30,
                                               -------------------------------------    ------------------------------------
                                                                      1999                                    1999
                                                             -----------------------                 -----------------------
                                                 2000           Pro          New          2000          Pro          New
                                                Actual         Forma       Holland       Actual        Forma       Holland
                                               ---------     ---------    ----------    ---------    ---------    ----------
         Net income (loss)                      $ (31)         $  50        $  86        $ (90)        $  (8)       $ 146
         Restructuring charge, net of tax           1              1            1            6             5            5
                                                -----          -----        -----        -----         -----        -----
         Net income (loss) before
           restructuring                          (30)            51           87          (84)           (3)         151
         Goodwill                                  18             17            1           35            34            2
                                                -----          -----        -----        -----         -----        -----
         Net income (loss) before
           goodwill and restructuring           $ (12)         $  68        $  88        $ (49)        $  31        $ 153
                                                =====          =====        =====        =====         =====        =====

         Weighted-average shares
           outstanding                          149.0          149.0        149.0        149.0         149.0        149.0

         EPS before goodwill and
           restructuring                       $(0.08)         $0.46        $0.59       $(0.33)       $ 0.21        $1.03
         EPS before restructuring              $(0.20)         $0.34        $0.58       $(0.56)       $(0.02)       $1.01
         EPS                                   $(0.21)         $0.34        $0.58       $(0.60)       $(0.05)       $0.98


                                 CNH GLOBAL N.V.
                      Notes to Interim Financial Statements

     For the three and six months ended June 30, 2000, basic and diluted EPS were the same as the effects of the potentially dilutive securities and contingently issuable shares assumed upon conversion are antidilutive. For the three and six months ended June 30, 1999, basic and diluted EPS were the same as there were no potentially dilutive securities or contingently issuable shares.


(6) On April 18, 2000, the board of directors of CNH recommended a dividend for the year 1999 of $0.55 per share, payable on July 5, 2000 to shareholders of record on June 21, 2000. Payment of the dividend was approved at CNH's Annual General Meeting of Shareholders on June 7, 2000.


(7) On November 12, 1999, Fiat Netherlands Holding N.V. the majority shareholder of CNH, contributed $1.4 billion to CNH in the form of an advance to capital to partially finance the business merger of New Holland and Case. The terms of this advance to capital provided that Fiat Netherlands Holding would receive common shares of CNH in exchange for its advance at the earlier of (1) any public equity offering by CNH, or (2) June 30, 2000. If CNH had conducted a public equity offering before June 30, 2000, Fiat Netherlands Holding would have received that number of CNH common shares that it could have purchased with $1.4 billion at the public offering price, less any underwriting discount. CNH did not conduct a public equity offering prior to June 30, 2000. On June 30, 2000, Fiat Netherlands Holding received 127,918,782 CNH common shares, or the number of shares that it could have purchased with $1.4 billion at $10.9444 per share, a price determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The Board of Directors of CNH approved and CNH paid a discretionary return to Fiat Netherlands Holding on its advance to capital of $56 million, an annual rate of 6.25%.


(8) On July 3, 2000, CNH set the terms for its previously announced share rights offering. Shareholders of record as of June 30, 2000 are eligible to purchase 1.2021154 shares for every one share of common stock that they own at a price of $10.9444 per share. The subscription period for the offering commences on July 3, 2000 and concludes on August 4, 2000. The rights offering price was determined by averaging the daily closing prices (after excluding the highest and lowest prices) of CNH common shares on the New York Stock Exchange during the 20 trading days immediately preceding June 30, 2000. The number of shares eligible for purchase was determined from a ratio that enables shareholders to maintain their ownership position relative to Fiat Netherlands Holding N.V., CNH's largest shareholder, following the conversion of Fiat Netherlands Holding's $1.4 billion advance to capital into CNH common shares, which occurred on June 30, 2000. Fiat Netherlands Holding has agreed not to purchase additional shares through this rights offering. The rights are issued to shareholders as of the June 30, 2000 record date and are non-transferable. Any unexercised rights will expire as of 5 p.m. (U.S. EDT) on August 4, 2000.


(9) In approving the business merger of Case and New Holland, the European Commission and the U.S. Department of Justice identified a number of competitive concerns related to the combined operations of Case and New Holland in specified product lines and markets. These competitive concerns have been addressed and Case and New Holland have committed to a number of actions, including the divestiture of several product lines and facilities.

     On May 11, 2000, CNH completed the sale of selected agricultural equipment assets to ARGO S.p.A., the holding company of Landini S.p.A. The transaction includes a plant in Breganze, Italy, the Laverda line of non-hillside combines that are produced there, and a number of large square balers sold in Europe.

     On May 16, 2000, CNH completed the sale of its interest in Hay and Forage Industries to AGCO Corporation.

     On July 20, 2000, CNH completed the sale of its New Holland Versatile, Genesis and G/70 series four-wheel and two-wheel drive tractor lines, together with the Winnipeg, Canada, plant in which they are made, to Buhler Versatile Inc., a subsidiary of Buhler Industries Inc.

(10) CNH fully, unconditionally and irrevocably guaranteed Case's $900 million in outstanding debt securities that were issued pursuant to two registration statements under the U.S. Securities Act of 1933, as amended. The following tables present summary financial information for Case (in millions):

                                                                     POST-ACQUISITION           PRE-ACQUISITION
                                                                   BASIS OF ACCOUNTING        BASIS OF ACCOUNTING
                                                                ----------------------- -----------------------------
                                                                      FOR THE THREE              FOR THE THREE
                                                                      MONTHS ENDED               MONTHS ENDED
                                                                        JUNE 30,                   JUNE 30,
                                                                ----------------------- -----------------------------
                                                                         2000               1999           1998
                                                                ----------------------- -------------  --------------
                   Net sales....................................        $1,174             $1,346         $1,646
                   Gross profit*................................        $  164             $  252         $  372
                   Net income (loss)............................        $  (81)            $   36         $  126

                                                                    POST-ACQUISITION           PRE-ACQUISITION
                                                                  BASIS OF ACCOUNTING        BASIS OF ACCOUNTING
                                                                ----------------------- -----------------------------
                                                                      FOR THE SIX                FOR THE SIX
                                                                     MONTHS ENDED               MONTHS ENDED
                                                                       JUNE 30,                   JUNE 30,
                                                                ----------------------- -----------------------------
                                                                         2000               1999           1998
                                                                ----------------------- -------------  --------------
                   Net sales....................................        $2,218             $2,430         $2,943
                   Gross profit*................................        $  269             $  404         $  650
                   Net income (loss)............................        $ (166)            $  (12)        $  195

                                                                                              POST-ACQUISITION
                                                                                            BASIS OF ACCOUNTING
                                                                                        -----------------------------
                                                                                          JUNE 30,     DECEMBER 31,
                                                                                            2000           1999
                                                                                        -------------  --------------
                   Current assets.......................................................   $4,321         $4,172
                   Non-current assets...................................................   $7,317         $7,441
                   Current liabilities..................................................   $3,125         $2,519
                   Non-current liabilities..............................................   $5,159         $5,530
                   Minority interests...................................................   $    7         $    8
                   -------
                   *Gross profit is defined as net sales less cost of goods sold.


                                   SIGNATURES

       PURSUANT TO THE REQUIREMENTS OF THE SECURITIES EXCHANGE ACT OF 1934, THE REGISTRANT HAS DULY CAUSED THIS REPORT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED.



                                   CNH Global N.V.



                                   By:  /s/ Kevin J. Hallagan
                                        --------------------------------------
                                           Kevin J. Hallagan
                                           Vice President, Associate General
                                           Counsel and Assistant Secretary



July 26, 2000